Exhibit 99.5

INVESTOR RIGHTS AGREEMENT

THIS Investor Rights Agreement (this “Agreement”) is made and entered into this 20th day of December, 2024, by and between Nouveau Monde Graphite Inc., a Canadian corporation governed by the Act (as defined below) (“NMG or the Corporation”) and Investissement Québec, a legal person organized and existing under the laws of the Province of Québec (“IQ”) (NMG and IQ being hereinafter collectively called the “Parties” and individually a “Party”), in connection with the sale and issuance by NMG of 19,841,269 Common Shares (as defined below) and 19,841,269 Common Share purchase warrants (collectively the “Warrants””), each exercisable to purchase one Common Share (each, a “Warrant Share”, and collectively the “Warrant Shares”), to IQ pursuant to the terms and subject to the conditions of the subscription agreement dated December 16, 2024 by and among NMG and IQ (the “Subscription Agreement”).

As a material inducement of IQ to purchase the Common Shares and the Warrants, NMG hereby agrees that, in addition to any and all other rights provided to IQ as a Shareholder (as defined below) pursuant to the Subscription Agreement and any other agreements entered into by NMG and IQ in connection with IQ’s investment in the Common Shares and the Warrants or any other securities of NMG, IQ will be entitled to the following contractual rights.

1.	Definitions

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold” means that IQ owns, directly or indirectly, [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% or more of the issued and outstanding Common Shares on the relevant date, excluding for purposes of this calculation any Pending Top-Up Securities and, for the avoidance of doubt, any voting or equity shares of NMG issuable upon the exercise, exchange or conversion of any Convertible Securities;

(b)	“[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold” means that IQ owns, directly or indirectly, [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% or more of the issued and outstanding Common Shares on the relevant date, excluding for purposes of this calculation any Pending Top-Up Securities and, for the avoidance of doubt, any voting or equity shares of NMG issuable upon the exercise, exchange or conversion of any Convertible Securities;

(c)	“[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold” means that IQ owns, directly or indirectly, [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% or more of the issued and outstanding Common Shares on the relevant date, excluding for purposes of this calculation any Pending Top-Up Securities and, for the avoidance of doubt, any voting or equity shares of NMG issuable upon the exercise, exchange or conversion of any Convertible Securities;

(d)	“Act” means the Canada Business Corporations Act, as amended;

(e)	“Affiliate” means, as to any specified Person, any other Person who directly, or indirectly through one or more intermediaries, (i) Controls such specified Person, (ii) is Controlled by such specified Person, or (iii) is under common Control with such specified Person. In addition, in IQ’s case, “Affiliate” shall include (i) the Government of Quebec, (ii) any Crown corporation or any agent of the Government of Quebec, (iii) any direct or indirect subsidiary of IQ or any entity resulting from a reorganization or merger of IQ or to which the assets of IQ are transferred following its liquidation or dissolution, (iv) any Person whose majority of directors (except those appointed ex officio) are appointed by the Government of Quebec or one of its ministers acting in that capacity, and (v) any Person controlled, directly or indirectly, by the Government of Quebec, by one of its ministers acting in that capacity, or by any of the Persons listed in items (ii) to (iv) above;

(f)	“Agreement” shall have the meaning ascribed thereto in the preamble hereto, and shall include any amendment and supplement hereto and restatement hereof;

(g)	“Anti-Corruption Laws” means all applicable Laws related to the prevention of bribery, corruption (governmental or commercial), kickbacks, money laundering, or similar unlawful or unethical conduct including the Corruption of Foreign Public Officials Act (Canada) and the U.S. Foreign Corrupt Practices Act of 1977, in each case as amended;

(h)	“Anti-Money Laundering Laws” means the U.S. Patriot Act, the U.S. Money Laundering Control Act of 1986, the U.S. Bank Secrecy Act, the Proceeds of Crime (Money Laundering Act) and Terrorism Financing Act (Canada), in each case as amended, the regulations and rules promulgated under each of the foregoing and any other applicable Laws concerning or relating to terrorism financing or money laundering of the jurisdictions in which NMG and its subsidiaries operate;

(i)	“Applicable Securities Laws” means Canadian Securities Laws and U.S. Securities Laws or any of them, as the circumstances require;

(j)	“BIS” means the U.S. Bureau of Industry and Security;

(k)	“Blackout Notice” shall have the meaning ascribed thereto in Section 3(o);

(l)	“Blackout Period” shall have the meaning ascribed thereto in Section 3(o);

(m)	“Blackout Termination Notice” shall have the meaning ascribed thereto in Section 3(o);

(n)	“Board” means the board of directors of NMG, as constituted from time to time;

(o)	“Board Materials” shall have the meaning ascribed thereto in Section 2(j);

(p)	“Bought Deal” shall have the meaning ascribed thereto in Section 3(b);

(q)	“Business Day” means any day, other than (i) a Saturday, Sunday or statutory holiday in the Province of Québec, and (ii) a day on which banks are generally closed in Montréal, Québec;

2

(r)	“Canadian Securities Laws” means the Securities Act (Québec) and any similar securities legislation of each of the provinces of Canada, as amended from time to time, and the respective rules, regulations, blanket orders and orders and the forms and disclosure requirements made or promulgated under such legislation, and the policies, policy statements, instruments, bulletins and notices of one or more of the securities commissions or other securities regulatory authorities in the provinces of Canada, as the same may hereafter be amended from time to time or replaced;

(s)	“Change of Control” means (a) the acquisition by any means, including, without limitation, acquisition of equity, a statutory plan of arrangement, merger or business combination, by any Person, directly or indirectly, of more than 50% of the total voting power related to the outstanding voting shares of NMG, or (b) the acquisition by any Person, directly or indirectly, of the power to direct or cause the direction of the management or policies of NMG;

(t)	“Common Shares” means common shares in the capital of NMG;

(u)	“Confidential Information” means any information belonging to or concerning NMG or any of its subsidiaries, disclosed to IQ relating to NMG’s business and operations, including without limitation, personal information, intellectual property, know-how, trade secrets, algorithms, analyses, records, reports, data, correspondence, memoranda, specifications, materials, applications, technical data, derivative works, reproductions, copies, extracts, summaries, compilations, documents and comments, studies and research, and any other technical, scientific, financial or commercial information or other documents containing or based upon, in whole or in part, any of the information described above, whether relating to the NMG, its Affiliates or any other third party to whom it is bound by an obligation of confidentiality, in any form or medium whatsoever, regardless of whether the Confidential Information is specifically identified or marked as "Confidential"; provided that Confidential Information shall not include information that (a) is now or subsequently becomes generally available to the public through no fault or breach on the part of IQ or any of its representatives; (b) IQ or its representatives had rightfully in its possession on a non-confidential basis prior to disclosure to IQ by NMG; (c) is obtained by IQ or its representatives on a non-confidential basis from a third party, provided that such third party was not, to the knowledge of IQ or its representatives, bound by a duty of confidentiality, legally or contractually restricted, or otherwise prohibited from disclosing such information on a non-confidential basis; or (d) is independently developed by IQ or its representatives without the use of any Confidential Information or violation of this Agreement;

(v)	“Control” means, in relation to an entity, the power of a Person to ensure that the affairs of the entity are conducted in accordance with the wishes of that Person, including:

(i)	by means of the holding of shares or other securities, or the possession of voting power, in or in relation to that or any other entity; or

3

(ii)	by virtue of any powers conferred by the constating documents of that entity, or any other document, regulating that or any other entity, and

Control is deemed to arise (without limitation to other circumstances in which Control may arise) when that person:

(iii)	owns more than 50% of all voting rights (or similar, however described) in that entity; or

(iv)	has the power, whether through Contract or otherwise, to appoint a majority of the board of directors (or similar, however described) of that entity, and

“Controlled” and “Controlling” have equivalent meanings;

(w)	“Convertible Securities” means securities that are exercisable or exchangeable for, or convertible into, Common Shares, including options, warrants, convertible notes and convertible debentures;

(x)	“Director” means a member of the Board;

(y)	“Election Meeting” shall have the meaning ascribed thereto in Section 2(e);

(z)	“Exchange Rules” means the rules and regulations of any exchange on which the Common Shares are listed;

(aa)	“Exchanges” shall have the meaning ascribed thereto in Section 6(b);

(bb)	“Excluded Securities” shall have the meaning ascribed thereto in Section 3(h);

(cc)	“Exercise Notice” shall have the meaning ascribed thereto in Section 3(c);

(dd)	“Exercise Notice Period” shall have the meaning ascribed thereto in Section 3(c);

(ee)	“First IQ Nominee” shall have the meaning ascribed thereto in Section 2(a);

(ff)	“Government Official” means any official (elected or appointed), officer, or employee of a Governmental Entity or any department, agency or instrumentality thereof, including any employee, representative, or agent (paid or unpaid) of a state-owned or controlled entity, public international organization, political party or organization or candidate thereof, or any person acting in an official capacity for or on behalf of any such Governmental Entity, department, agency, instrumentality, public international organization, political party, organization, or candidate;

(gg)	“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange, or any other entity, insofar as it exercises a legislative, judicial, regulatory, administrative, expropriation or taxing power or function of or pertaining to government;

4

(hh)	“IQ” shall have the meaning ascribed thereto in the preamble hereto;

(ii)	“IQ Nominee” shall have the meaning ascribed thereto in Section 2(b);

(jj)	“IQ Observer” shall have the meaning ascribed thereto in Section 2(h);

(kk)	“Law” means (i) all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, instruments, orders, directives, judgments, decrees, injunctions, decisions, rulings, awards or writs enacted, promulgated, issued, released, or imposed by any Governmental Entity, including Securities Laws, and (ii) any policy, practice, protocol, requirement, standard or guideline of any Governmental Entity, in each case relating or applicable to such Person, property, transaction, event or other matter;

(ll)	“Locked-Up Shares” means, collectively, any Common Shares (i) purchased by IQ or its Affiliates pursuant to the Subscription Agreement (including, for the avoidance of doubt, any Warrant Shares), (ii) purchased by IQ or its Affiliates in connection with any exercise of the Pre-Emptive Right or the Top-Up Right, in each case in accordance with the provisions of this Agreement, and (iii) issued to IQ or its Affiliates in connection with a stock dividend, stock split, recapitalization, conversion or other similar distribution with respect to, in exchange for, or in replacement of the Common Shares referred to in clauses (i) and (ii) above;

(mm)	“Management Information Circular” means a management information circular prepared by NMG in connection with any Election Meeting;

(nn)	“Market Price” shall have the meaning ascribed thereto in Section 3(i);

(oo)	“NI 62-104” means National Instrument – 62-104 Take-over Bids and Issuer Bids (in Québec, Regulation 62-104 respecting Take-over Bids and Issuer Bids);

(pp)	“NMG or the Corporation” shall have the meaning ascribed thereto in the preamble hereto;

(qq)	“Notes” means the unsecured convertible notes issued by NMG on October 19, 2022 to IQ, as amended or amended and restated from time to time;

(rr)	“NYSE” means the New York Stock Exchange;

(ss)	“Observer Agreement” shall have the meaning ascribed thereto in Section 2(j);

(tt)	“Offering” shall have the meaning ascribed thereto in Section 3(a);

(uu)	“Offering Notice” shall have the meaning ascribed thereto in Section 3(b);

5

(vv)	“Parties” and “Party” shall have the meaning ascribed thereto in the preamble hereto;

(ww)	“Pending Top-Up Securities” means any Excluded Securities in respect of which the Top-Up Right remains exercisable;

(xx)	“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock corporation, limited liability corporation, joint venture, association, corporation, trust, bank, trust corporation, pension fund, business trust, administrator, authority, entity, executor, other legal representative, sole proprietorship, syndicate, trust, trustee, unincorporated association, or other organization, whether or not a legal entity, and any Governmental Entity;

(yy)	“Pre-Emptive Right” shall have the meaning ascribed thereto in Section 3(a);

(zz)	“Pre-Emptive Right Securities” shall have the meaning ascribed thereto in Section 3(a);

(aaa)	“Pro Rata Interest” means on any date, the aggregate security ownership interest of IQ, and its Affiliates in NMG, expressed as a percentage, equal to (i) the aggregate number of Common Shares and other voting or equity shares of NMG owned, directly or indirectly, or over which control or direction is exercised, by IQ and its Affiliates; divided by (ii) the issued and outstanding Common Shares and other voting or equity shares of NMG. [REDACTED: COMMERCIALLY SENSITIVE INFORMATION];

(bbb)	“Registration Rights Agreement” means the registration rights agreement dated as of the date hereof by and between NMG and IQ;

(ccc)	“Reporting Jurisdictions” means each of the provinces of Canada, the United States and each of the states of the United States;

(ddd)	“Sanction” means any trade, economic or financial sanctions, export controls or trade embargoes or related restrictive measures imposed, administered or enforced from time to time under any export control or economic sanctions Laws;

(eee)	“Sanctioned Person” means any Person: (i) who is a restricted or prohibited Person as designated or included in any list of designated or restricted parties under any export control or economic sanctions laws of the United States or any other applicable Sanctions Authority; (ii) a Person domiciled, organized or resident in, a Sanctioned Territory, or which is otherwise subject to any Sanction in a Sanctioned Territory; or (iii) an entity owned or controlled by any of the foregoing Persons in clauses (i) or (ii) hereof;

6

(fff)	“Sanctioned Territory” means, at any time, a country or territory which is, or whose government is, the subject of Sanctions broadly prohibiting dealings with such country or territory or its government (which at the time of this Agreement includes Belarus, Central African Republic, China, Cuba, Iran, Democratic People’s Republic of Korea, Democratic Republic of the Congo, Guatemala, Haiti, the Islamic Republic of Iran, Iraq, Lebanon, Libya, Moldova, Myanmar, Nicaragua, Russia, Somalia, South Sudan, Sri Lanka, Sudan, Syria, Ukraine, including the Crimea region thereof, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic, Venezuela, Yemen and Zimbabwe);

(ggg)	“Sanctions Authority” means the United States government and any of its agencies (including OFAC, BIS, the U.S. State Department and the U.S. Department of Commerce), the European Union and each of its member states, the United Nations Security Council, the United Kingdom of Great Britain and Northern Ireland, the Canadian government, or any other Governmental Entity with jurisdiction over the parties to this Agreement;

(hhh)	“SEC” means the United States Securities and Exchange Commission;

(iii)	“Second IQ Nominee” shall have the meaning ascribed thereto in Section 2(b);

(jjj)	“Subscription Agreement” shall have the meaning ascribed thereto in the preamble hereto;

(kkk)	“Top-Up Event” shall have the meaning ascribed thereto in Section 3(i);

(lll)	“Top-Up Exercise Notice” shall have the meaning ascribed thereto in Section 3(j);

(mmm)	“Top-Up Notice” shall have the meaning ascribed thereto in Section 3(i);

(nnn)	“Top-Up Right” shall have the meaning ascribed thereto in Section 3(i);

(ooo)	“Top-Up Shares” shall have the meaning ascribed thereto in Section 3(i);

(ppp)	“TSX” means the Toronto Stock Exchange;

(qqq)	“TSXV” means the TSX Venture Exchange;

(rrr)	“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(sss)	“U.S. Securities Laws” means all applicable federal and state securities legislation of the United States, the respective regulations, rules and orders thereunder, and all applicable rules, regulations, policy statements, notices and interpretation notes issued by the SEC;

(ttt)	“VWAP” shall have the meaning ascribed thereto in Section 3(i);

7

(uuu)	“Warrants” shall have the meaning ascribed thereto in the preamble hereto;

(vvv)	“Warrant Certificate” means the warrant certificate issued by NMG to IQ on the date hereof; and

(www)	“Warrant Shares” shall have the meaning ascribed thereto in the preamble hereto;

2.	Board Nomination Rights; Nomination Procedure; Board Observer Rights

(a)	For so long as IQ meets the [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold, IQ shall be entitled, at its own discretion, to designate [REDACTED: COMMERCIALLY SENSITIVE INFORMATION] nominee (the “[REDACTED: COMMERCIALLY SENSITIVE INFORMATION] IQ Nominee”) for election or appointment to the Board.

(b)	In addition to its right to designate the First IQ Nominee pursuant to Section 2(a), for so long as IQ meets the [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold, IQ shall be entitled, at its own discretion, to designate [REDACTED: COMMERCIALLY SENSITIVE INFORMATION] nominee (the “[REDACTED: COMMERCIALLY SENSITIVE INFORMATION] IQ Nominee”, and together with the [REDACTED: COMMERCIALLY SENSITIVE INFORMATION] IQ Nominee, the “IQ Nominees”, and individually, an “IQ Nominee”) for election or appointment to the Board. If IQ is entitled to designate the [REDACTED: COMMERCIALLY SENSITIVE INFORMATION] IQ Nominee pursuant to this Section 2(b), then at least [REDACTED: COMMERCIALLY SENSITIVE INFORMATION] of IQ Nominees must be independent within the meaning of (i) section 1.4 of National Instrument 51-102 – Audit Committees (in Québec, Regulation 52-110 respecting Audit Committees), and (ii) Section 303A.02 of the NYSE Listed Company Manual and applicable rules of the SEC at the time of such IQ Nominee’s election as a Director and for so long as such IQ Nominee continues to be a Director. In connection with the designation of IQ Nominees, IQ shall consider the equity, diversity and inclusion programs, policies and strategies of NMG, and IQ shall consider in good faith any views, positions and recommendations made by NMG regarding the designation of IQ Nominees in connection therewith.

(c)	Notwithstanding the foregoing, to be eligible as an IQ Nominee, such individual must be eligible to be a corporate director pursuant to the Act, applicable Canadian Securities Laws and Exchange Rules and consent in writing to act as a director of NMG.

(d)	As long as IQ has a right to designate an IQ Nominee for election or appointment to the Board under this Section 2, NMG shall (i) ensure that NMG’s constating documents authorize the election or appointment of such IQ Nominee to the Board, and (ii) include such IQ Nominee in any Management Information Circular, and take the necessary steps to comply with the rights of IQ, including (i) recommending to the holders of the Common Shares or other shares in the capital of NMG (collectively, the “Shareholders”) that they vote in favour of the election of such IQ Nominee to the Board, and (ii) supporting such IQ Nominee for election in a manner which is no less rigorous and favourable than the manner in which NMG supports all of the other nominees for election as Directors, which, for the avoidance of doubt shall include soliciting proxies for the election of all of the nominees of the Corporation for election as Directors.

8

(e)	NMG shall notify in writing IQ of its intention to hold a meeting of Shareholders at which, among other things, the election of Directors is considered (an “Election Meeting”) and the time at which the Management Information Circular relating to such meeting is anticipated to be approved by the Board at least 45 days and no more than 75 days before such anticipated approval, subject to a shorter notification period with the prior written consent of IQ. The Investor shall have the right to notify NMG of the IQ Nominee or the IQ Nominees designated by it in accordance with this Section 2 at any time, but at least 15 days before the date of the anticipated approval of the Management Information Circular by the Board, failing which IQ shall be deemed to have designated each of IQ Nominees who is serving as a Director at such time, subject to such individual continuing to satisfy the conditions for election or appointment to the Board set forth in Section 2(c), as applicable.

(f)	Before the Election Meeting following the date of this Agreement, or if the individual designated by IQ as an IQ Nominee ceases to be a director of NMG or if the Board position held by an IQ Nominee otherwise becomes vacant, IQ shall be entitled to designate another individual as IQ Nominee to replace such IQ Nominee, and such individual shall be appointed by the Board as soon as reasonably practicable, insofar as the Act, applicable Canadian Securities Laws and Exchange Rules allow, for a term ending at the close of the next annual meeting of Shareholders. Failing such a designation by IQ, the Board may fill the vacancy, but only if it is required to do so to comply with the Act, applicable Canadian Securities Laws and Exchange Rules, provided such individual thereby designated by the Board to fill such vacancy resigns as soon as IQ elects to designate an IQ Nominee to fill such vacancy.

(g)	Until [REDACTED: COMMERCIALLY SENSITIVE INFORMATION] and provided that:

(i)	IQ has exercised its right to designate an IQ Nominee in accordance with this Section 2;

(ii)	NMG has provided IQ with advance written notice of the Director nominees that management of NMG will recommend Shareholders vote in favour of in connection with an annual general meeting of the Shareholders (collectively, the “Management Nominees”);

(iii)	no Management Nominee is a Sanctioned Person; and

(iv)	IQ shall be entitled not to vote or to abstain from voting on, the election of the Management Nominees,

then IQ agrees to vote all Common Shares beneficially owned, or over which control or direction is exercised, by IQ and its Affiliates at each Election Meeting in favour of the Management Nominees, other than: (i) in connection with any merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction; (ii) any Management Nominees who the Board is recommending as required under or in connection with arrangements with another Shareholder; or (iii) any Management Nominees whose nomination is, in the opinion of IQ, acting reasonably, not appropriate for reputational or similar reasons.

9

(h)	The IQ Nominees shall be entitled to disclose any information or documentation received by them in their capacity as members of the Board to IQ or its Affiliates except if such information or documentation is privileged information as defined in the Applicable Securities Laws. To the extent that any information disclosed by any of IQ Nominees is Confidential Information, IQ agrees to treat and shall cause any of IQ’s Affiliates to treat such information or documentation as Confidential Information.

(i)	For so long as IQ is entitled to designate [REDACTED: COMMERCIALLY SENSITIVE INFORMATION] IQ Nominees pursuant to this Section 2, IQ shall be entitled (but not obligated) to designate [REDACTED: COMMERCIALLY SENSITIVE INFORMATION] observer (an “IQ Observer”) to attend all meetings of the Board and [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]. If (i) IQ ceases to have the right to designate any IQ Nominee to the Board pursuant to Sections 2(a) and 2(b), and (ii) IQ meets the [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold, then IQ shall also have the right to appoint an IQ Observer to attend all meetings of the Board. NMG shall invite the IQ Observer to, subject to the terms of the Observer Agreement, attend and participate in all meetings of the Board in a non-voting capacity.

(j)	NMG shall, subject to the exclusions outlined in Section 2(k), give the IQ Observer (i) copies of all notices, minutes, consents and other materials related to the Board or any of its committees (collectively, the “Board Materials”) that it provides to the Directors (in their capacity as Directors only and not as members of any committee) at the same time and in the same manner as provided to such Directors, and (ii) to the extent invited to attend a meeting of a committee of the Board only, copies of all notices, minutes, consents and other materials related to such committee and meeting (collectively, the “Committee Materials”) that it provides to the members of such committee at the same time and in the same manner as provided to such members; provided, however, that the IQ Observer shall agree to enter into an observer governance and confidentiality agreement with NMG, in form and substance satisfactory to NMG, acting reasonably (an “Observer Agreement”), prior to being permitted to attend any meetings of the Board or being provided with any Board Materials or Committee Materials.

(k)	The IQ Observer may be excluded from access to any Board Materials and, if applicable, Committee Materials, or any portion thereof if, in the opinion of NMG’s counsel, (i) such exclusion is reasonably necessary to (x) preserve the solicitor-client or litigation privilege between the Corporation or its Affiliates and its counsel (provided that any such exclusion shall only apply to such portion of such material or meeting which would be required to preserve such privilege), or (y) prevent a conflict of interest between IQ and NMG (it being understood that this includes any sensitive information relating to or potentially affecting NMG’s relationship with IQ), or (ii) such exclusion is required in order to comply with any applicable Laws.

10

(l)	The IQ Observer shall be entitled to disclose any information or documentation received by them to IQ or its Affiliates except if such information or documentation is privileged information as defined in the Applicable Securities Laws. To the extent that any information disclosed by any of IQ Observer is Confidential Information, IQ agrees to treat and shall cause any of IQ’s Affiliates to treat such information or documentation as Confidential Information.

(m)	For so long as an IQ Nominee is serving on the Board, such IQ Nominee shall be entitled to be a member of NMG’s project development committee and, in such IQ Nominee’s discretion to be a member of such other committees of the Board to which such IQ Nominee may be appointed from time to time. For the avoidance of doubt, IQ Observer shall not be entitled to be a member of any committees of the Board.

(n)	NMG shall allow IQ Nominees and IQ Observer to participate in any Board or committee meetings (that they are entitled to attend) remotely by videoconference or by means of a similar communication equipment whereby all persons participating in the Board meeting or committee meeting, as applicable, are able to hear, see and speak to each other.

(o)	The IQ Nominees shall be entitled to the same board compensation, indemnification and insurance coverage as other non-management Directors (unless waived by IQ). NMG shall pay travel and other expenses incurred by IQ Nominees in connection with their attendance at in-person meetings of the Board or any committee thereof.

(p)	The Corporation covenants and agrees that any advance notice by-law or policy or similar instrument, of or adopted by the Corporation shall not restrict, limit, prohibit or conflict with the exercise by IQ of its nomination rights under this Section 2.

(q)	NMG shall not be required to (i) pay any compensation to, or reimburse any expenses of, any IQ Observer, or (ii) provide any indemnification, or maintain coverage under any policies of directors’ and officers’ insurance, in favour of any IQ Observer.

(r)	If IQ is no longer entitled to appoint an IQ Nominee to meetings of the Board and until the date that the Pro Rata Interests of IQ is lower than [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]%, [REDACTED: COMMERCIALLY SENSITIVE INFORMATION], (v) such other topics as may from time to time be suggested by either Party.

11

3.	Pre-Emptive Right and Top-Up Right

(a)	In the event of any issuance of Common Shares or Convertible Securities (collectively, the “Pre-Emptive Right Securities”, and any such issuance of Pre-Emptive Right Securities pursuant to a public offering, a private placement or otherwise, an “Offering”), IQ shall have the right (the “Pre-Emptive Right”) to subscribe for and to be issued, on the same terms and conditions of such Offering, at the offering price per Pre-Emptive Right Security determined pursuant to Section 3(e), and otherwise on substantially the same terms and conditions of the Offering (provided that, if IQ is prohibited by Applicable Securities Laws or other applicable Laws from participating on substantially the same terms and conditions of the Offering, the Corporation shall use commercially reasonable efforts to enable IQ to participate on terms and conditions that are as substantially similar as circumstances permit):

(i)	in the case of an Offering of Common Shares, up to such number of Common Shares as would result in the Pro Rata Interest immediately following completion of such Offering being equal to the Pro Rata Interest immediately prior to such Offering; and

(ii)	in the case of an Offering of Convertible Securities, up to such number of Convertible Securities (assuming conversion, exercise or exchange of all of the Convertible Securities issued in connection with such Offering and issuable pursuant to this Section 3(a)) as would result in the Pro Rata Interest immediately following completion of such Offering being equal to the Pro Rata Interest immediately prior to such Offering, in each case, for greater certainty, after giving effect to the issuance of any Common Shares or Convertible Securities acquired by IQ and its Affiliates as part of the Offering, other than pursuant to the exercise of the Pre-Emptive Right, if applicable. Pre-Emptive Right Securities may be offered by way of a separate private placement to IQ to be completed in accordance with Section 3(d), unless NMG and IQ agree that IQ will participate directly in the Offering.

(b)	Promptly, and at least ten (10) Business Days (or such shorter period as may be required to comply with the rules of the TSXV or the TSX, as applicable, or the NYSE) prior to the public announcement of the Offering (or, in the case of an Offering that is made pursuant to a “bought deal agreement” (as defined in National Instrument 44-101 – Short Form Prospectus Distributions (in Québec, Regulation 44-101 respecting Short Form Prospectus Distributions)) (a “Bought Deal”), at least two (2) Business Days), NMG shall deliver to IQ a notice in writing (the “Offering Notice”). The Offering Notice shall set out:

(i)	the number of Common Shares or Convertible Securities proposed to be issued under such Offering;

(ii)	the material terms and conditions of Common Shares or any Convertible Securities proposed to be issued and any other terms and conditions of such Offering;

(iii)	to the extent known, the offering price per Common Share or Convertible Security proposed to be issued by NMG under such Offering;

(iv)	the name of any agent(s) or underwriter(s) expected to be involved in the Offering;

12

(v)	the intended form of the Offering (including a Bought Deal, overnight marketed, fully marketed or private placement);

(vi)	the expected use of proceeds of the Offering;

(vii)	the proposed closing date of the Offering;

(viii)	the number of Common Shares and Convertible Securities outstanding as of the date of the Offering Notice; and

(ix)	if known to the Corporation, and in any event, within one (1) Business Day of the Corporation becoming aware of such information, the intention of any other investor to subscribe for and purchase Pre-Emptive Right Securities under rights similar to the Pre-Emptive Right, as applicable.

(c)	If IQ wishes to exercise the Pre-Emptive Right in respect of an Offering, IQ shall give written notice to NMG (the “Exercise Notice”) of its intention to exercise such right and of the number of Common Shares or Convertible Securities, as applicable, that IQ wishes to subscribe for and purchase pursuant to the Pre-Emptive Right. The Investor shall deliver the Exercise Notice to subscribe to: (i) an Offering (other than in connection with a public offering that is a Bought Deal), within seven (7) Business Days after the date of receipt of the Offering Notice, or (ii) an Offering that is a Bought Deal, within 24 hours after the date of receipt of the Offering Notice (each, the “Exercise Notice Period”).

(d)	If IQ delivers an Exercise Notice to NMG within the Exercise Notice Period, then NMG shall, subject to the receipt of all required regulatory and other approvals (including the approvals required pursuant to Applicable Securities Laws, Exchange Rules or other applicable Laws and, subject to Section 3(n), any Shareholder approval required thereunder, including by recommending that Shareholders vote in favour of the issuance of the Pre-Emptive Right Securities, as applicable, to IQ), which approvals NMG shall use its best efforts to obtain, and subject to compliance with applicable Laws, issue to IQ against payment of the subscription price payable in respect thereof and as determined pursuant to Section 3(e), that number of Common Shares or Convertible Securities set forth in the Exercise Notice.

(e)	The Pre-Emptive Right will be exercisable by IQ at the offering price made available by the Corporation to other investors in such Offering; provided that if the offering price is lowered by the Corporation in the course of any such Offering, IQ will be entitled to pay the lowest price paid to the Corporation by any investor in the relevant Offering without regard to any applicable fees or commissions (except for any such fees or commissions that are paid or payable to the ultimate beneficial purchasers of such Pre-Emptive Right Securities) in respect of each class of securities issued (and IQ will be entitled to a refund (to be paid to IQ within two (2) Business Days of completion of the Offering) to the extent that it has already remitted funds to the Corporation in payment in connection with such Offering) and otherwise on substantially the same terms and conditions offered to other investors in the Offering.

13

(f)	The closing of the exercise by IQ of the Pre-Emptive Right will take place on the closing date set out in the Offering Notice, which shall be, to the extent practicable, concurrent with the related issuance pursuant to the Offering and, if not practicable, as soon as practicable thereafter. If the closing of the exercise of the Pre-Emptive Right has not been completed by the 75th day following the receipt of the Offering Notice (or such earlier or later date as the Parties may agree), then IQ may elect to withdraw its Exercise Notice, in which case NMG will have no obligation to issue to IQ, and IQ will have no obligation to subscribe for or purchase, any Common Shares or Convertible Securities, as applicable, pursuant to such exercise of the Pre-Emptive Right.

(g)	If IQ does not elect to exercise its Pre-Emptive Right in connection with an Offering in full, then NMG shall be free, for a period of 90 days following the expiration of the Exercise Notice Period (or the date of such notice from IQ to NMG that it will not exercise its Pre-Emptive Right, if delivered prior to the expiration of the Exercise Notice Period), to issue and sell the Pre-Emptive Right Securities subject to the Offering Notice on terms and conditions not more favourable to the purchasers thereof; provided that any Pre-Emptive Right Securities offered or sold by NMG (or on its behalf) after such 90-day period, or any Pre-Emptive Right Securities offered or sold by NMG (or on its behalf) during such 90-day period on terms and conditions more favourable to the purchasers thereof than those offered to IQ in the Offering Notice, must, in either case, be reoffered to IQ pursuant to this Section 3 as a new Offering.

(h)	The Pre-Emptive Right of IQ shall not apply, and NMG will not be required to grant any right to IQ to subscribe for and purchase Common Shares or Convertible Securities, as applicable, in the following circumstances:

(i)	in respect of the issuance of securities pursuant to any at-the-market distribution;

(ii)	in respect of the issuance, exercise or settlement of options, rights, deferred share units, restricted share units, performance share units or other securities or entitlements issued under security-based compensation arrangements or equity incentive plans of NMG and any issuance of Common Shares pursuant thereto;

(iii)	in connection with the conversion of a Note or in connection with the exercise, conversion, exchange or other similar right pursuant to the terms of a Convertible Security issued prior to the date hereof;

(iv)	in connection with bona fide bank debt, equipment financing or non-equity interim financing transactions with third party lenders to NMG, in each case, with an equity component;

14

(v)	in connection with any transaction pursuant to which NMG issues Common Shares or Convertible Securities for non-cash consideration, or as a result of a consolidation, amalgamation, merger, joint venture, arrangement, corporate reorganization or similar transaction or business reorganization resulting in a combined company, excluding such transactions where NMG would not be the surviving entity as a publicly traded company;

(vi)	in respect of the exercise of any top-up right similar to the Top-Up Right by any other third party; and

(vii)	in connection with a share split, stock dividend or any similar transaction or recapitalization involving the Common Shares (provided, for greater certainty, that IQ shall be permitted to participate in any such event in its capacity as a Shareholder to the same extent as all other Shareholders),

(such securities to be issued by the Corporation in the foregoing circumstances, the “Excluded Securities”), and in each case which has been approved by the Board.

(i)	NMG shall deliver to IQ a written notice (the “Top-Up Notice”) as soon as reasonably practicable if the Pro Rata Interest becomes less than [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% as a result of NMG issuing Excluded Securities or Pre-Emptive Right Securities in the event IQ elected not to exercise its Pre-Emptive Right with respect to an Offering (a “Top-Up Event”) setting out the number of Top-Up Shares. Upon receipt of a Top-Up Notice, IQ shall have the right (the “Top-Up Right”), within 120 days of receipt of the Top-Up Notice, to subscribe for and purchase, by way of a private placement, such number of Common Shares as would result in the Pro Rata Interest immediately following completion of the Top-Up Event being equal to the Pro Rata Interest immediately prior to the Top-Up Event (the “Top-Up Shares”). The price of the Top-Up Shares to be subscribed for and purchased by IQ under the Top-Up Right will be: (i) if the Common Shares are then listed on the TSXV, the closing price of the Common Shares on the TSXV the day prior to the date of receipt of the Top-Up Notice, or (ii) if the Common Shares are then listed on the TSX, the “VWAP” (as defined in the TSX Company Manual) (the “VWAP”) of the Common Shares on the TSX for the five consecutive trading days prior to the date of receipt of the Top-Up Notice, or (iii) to the extent the Common Shares are not then listed on the TSXV or the TSX, the VWAP of the Common Shares on any recognized exchange on which the Common Shares are listed at the time for the five consecutive trading days prior to the date of receipt of the Top-Up Notice (in each case, the “Market Price”); provided that, if a Blackout Period delays the issuance of Top-Up Shares under the Top-Up Right, in circumstances where a Top-Up Exercise Notice has been delivered by IQ prior to the Blackout Period, the Top-Up Shares shall be issued at: (A) the Market Price on the date on which the Top-Up Exercise Notice was delivered by IQ, if permitted by applicable Exchange Rules; or (B) the Market Price calculated under applicable Exchange Rules after applying up to the maximum permitted discount available in connection with such exercise of the Top-Up Right that would result in IQ subscribing for or purchasing the Top-Up Shares at the price that is as close as possible to, but not less than, the price that would apply in (A) if permitted by applicable Exchange Rules. For the avoidance of doubt, in no circumstances shall the Corporation be required to issue Top-Up Shares at a discount that exceeds the maximum allowable discount under Exchange Rules. The Corporation covenants and agrees to request the applicable Exchange to provide price protection, and issuance and listing approval, as applicable, to permit the Top-Up Shares to be issued at the price determined pursuant to this Section 3(i). NMG shall use best efforts to obtain all required regulatory and other approvals (including the approvals required pursuant to Applicable Securities Laws, Exchange Rules or other applicable Laws and, subject to Section 3(n), any Shareholder approval required thereunder, including by recommending that Shareholders vote in favour of the issuance of the Top-Up Shares, as applicable, to IQ), and, subject to compliance with applicable Laws and Exchange Rules, promptly issue to IQ against payment of the subscription price payable in respect thereof, that number of Top-Up Shares set forth in the Top-Up Exercise Notice (defined below).

15

(j)	If IQ wishes to exercise the Top-Up Right in respect of a Top-Up Notice, IQ shall give written notice to NMG (the “Top-Up Exercise Notice”) of its intention to exercise such right and of the number of Top-Up Shares that IQ wishes to subscribe for and purchase pursuant to the Top-Up Right.

(k)	For greater certainty, if IQ does not exercise its Top-Up Right within the 120-day period provided for in Section 3(i), IQ will no longer be entitled to exercise any Top-Up Right or other right in connection with the issuance referred to in the applicable Top-Up Notice (it being understood, for greater certainty, that if IQ is entitled to exercise any other right (including a Top-Up Right) if a Pro Rata Interest is lower than the Pro Rata Interest for which the applicable Top-Up Notice was delivered to IQ, IQ shall be entitled to exercise any right (including any Top-Up Right) with respect to any such lower Pro Rata Interest).

(l)	Notwithstanding Section 3(c), in the event that IQ does not deliver an Exercise Notice to the Corporation in connection with an Offering within the Exercise Notice Period, IQ shall have the right, within an additional 20 days after the closing of an Offering, to deliver to NMG an Exercise Notice to subscribe for and purchase Pre-Emptive Right Securities, by way of a private placement, at the same price and conditions as the Offering for which IQ has failed to deliver the Exercise Notice. NMG shall use best efforts to obtain all required regulatory and other approvals (including the approvals required pursuant to Applicable Securities Laws, Exchange Rules or other applicable Laws and, subject to Section 3(n), any Shareholder approval required thereunder, including by recommending that Shareholders vote in favour of the issuance of the Pre-Emptive Right Securities, as applicable, to IQ), and, subject to compliance with applicable Laws and Exchange Rules, promptly issue to IQ against payment of the subscription price payable in respect thereof, that number of Pre-Emptive Right Securities set forth in the Exercise Notice.

16

(m)	The Corporation agrees to take any and all commercially reasonable steps as are required to facilitate the rights of IQ set forth in this Section 3, including: (i) undertaking a private placement or directed offering of Common Shares, Convertible Securities or Top-Up Shares to IQ in connection with the exercise of such rights, or (ii) if required, increasing the size of the Offering to satisfy its obligations to IQ pursuant to the exercise of its Pre-Emptive Right, in each case, subject to obtaining any regulatory or other approvals required by applicable Laws or Exchange Rules.

(n)	If the Corporation is required by Exchange Rules, Applicable Securities Laws or otherwise under applicable Laws to seek Shareholder approval for the issuance of all or a portion of the Common Shares, Convertible Securities or Top-Up Shares to IQ, then the Corporation shall: (i) complete the issuance of that portion, if any, of such Common Shares, Convertible Securities or Top-Up Shares which may be issued without prior Shareholder approval, as applicable, to IQ in accordance with the terms of this Section 3, (ii) cause the issuance of the balance of the Common Shares, Convertible Securities or Top-Up Shares to IQ to be included on the agenda and voted upon by Shareholders at the Corporation’s next shareholder meeting, and (iii) recommend approval of the issuance of the Common Shares, Convertible Securities or Top-Up Shares which are subject to Shareholder approval to IQ and shall solicit proxies in support thereof. The Investor shall have a reasonable advance right to review and provide comments on all materials to be provided to the Shareholders in connection with such meeting, and the Corporation shall give reasonable consideration to all such comments made and shall incorporate all comments that relate to or refer to IQ, to the extent commercially reasonable.

(o)	Notwithstanding any other provision of this Agreement, to the extent that the Corporation shall have determined in good faith, after obtaining the advice of external legal counsel, that it is prohibited under Applicable Securities Laws from offering or issuing Top-Up Shares to IQ as a result of the existence of material undisclosed information relating to the Corporation or a regularly scheduled quarterly blackout period that shall not exceed a period commencing on the date following the end of a fiscal year or an interim period and ending on the date that is two trading days following release of the relevant annual or interim financial statements (a “Blackout Period”), the Corporation may delay compliance with the deadlines to give notice of or complete the issuance of Top-Up Shares; provided that it complies with the alternative procedures set out in this Section 3(o). If the commencement or completion of the exercise by IQ of a Top-Up Right is delayed as a result of a Blackout Period, the Corporation shall deliver to IQ: (i) prompt written notice (the “Blackout Notice”) that the exercise of a Top-Up Right has been triggered but is delayed as a result of a Blackout Period, including details of the commencement and termination date (if known) of such Blackout Period, and (ii) no more than five (5) Business Days following the end of such Blackout Period, written notice (a “Blackout Termination Notice”) that the Blackout Period has ended. Following delivery to IQ of the Blackout Notice, IQ shall not be entitled to deliver a Top-Up Exercise Notice in respect of the exercise of the Top-Up Right, in which case IQ shall be entitled to deliver its Top-Up Exercise Notice within 90 days of receipt of the Blackout Termination Notice. Where a Top-Up Exercise Notice is delivered prior to the commencement of a Blackout Period, the relevant Top-Up Shares shall be issued to IQ no more than ten (10) Business Days following the end of such Blackout Period.

17

(p)	The Investor shall not be entitled to exercise the Pre-Emptive Right under this Section 3, and the Pre-Emptive Right shall terminate on the date on which IQ ceases to meet the [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold. The Investor shall not be entitled to exercise the Top-Up Right under this Section 3, and the Top-Up Right shall terminate on the date on which IQ ceases to meet the [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold.

4.	Information Rights

(a)	In the case of (x) Section 4(a)(i), for so long as IQ meets the [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold, and (y) [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]:

(i)	NMG shall provide IQ, its designees and its representatives with reasonable access upon reasonable notice during normal business hours, to:

(1)	NMG’s and its subsidiaries’ books and records so that IQ, its designees and its representatives may conduct reasonable inspections, investigations and audits relating to NMG and its subsidiaries, including as to the internal accounting controls and operations of NMG and its subsidiaries;

(2)	conduct a maximum of two site visits per year at NMG’s and its subsidiaries’ properties and facilities;

(ii)	NMG shall:

(1)	deliver to IQ, forthwith following receipt thereof, a copy of any notice, letter, correspondence or other communication from a Governmental Entity or any litigation proceedings or filings involving NMG, in each case, in respect of NMG’s potential, actual or alleged material violation of any and all Laws applicable to the business, affairs and operations of NMG and its subsidiaries anywhere in the world, and any responses by NMG in respect thereto;

(2)	deliver to IQ, as soon as available (and in any event within 45 days) after the end of each quarter or each calendar month, as the case may be (or, in the case of the final quarter or calendar month, as the case may be, of any fiscal year, as soon as available (and in any event within 90 days) after the end of such quarter or calendar month, as the case may be), a copy of the quarterly, or if available monthly, financial and operational report for the Corporation;

18

(3)	deliver to IQ, as soon as available (and in any event within 30 days) after the end of each calendar month (or, in the case of the calendar month of any fiscal year, as soon as available (and in any event within 60 days) after the end of such calendar month), a monthly report on the progress and anticipated timing of any “technical report” (within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, in Québec, Regulation 43-101 respecting Standards of Disclosure for Mineral Projects) and discussions between the parties to any offtake agreements (or similar agreements) with respect to the transactions contemplated thereunder;

(4)	deliver to IQ, as promptly as practicable, such information and documentation relating to NMG and its Affiliates as IQ may reasonably request from NMG from time to time for purposes of complying with IQ’s tax reporting obligations with respect to its ownership of NMG;

(5)	upon request by IQ, reasonably cooperate with IQ on any reporting requirements of IQ related to NMG’s environmental, social and governance impacts, including to provide, within 60 days following the end of each calendar year, such information and data relating to those reporting requirements described in Exhibit A hereto as have been collected or produced, or are otherwise available to be shared, by NMG within such 60 days; and

(6)	deliver to IQ, as promptly as practicable, such information and documentation relating to any matter which may reasonably affect IQ’s or any of its Affiliates’ reputation.

(b)	The provision of any information pursuant to this Section 4 shall not be deemed a waiver of any privilege, including privileges arising under or related to the attorney-client privilege or any other applicable privilege.

5.	Lock-Up

(a)	Except as expressly permitted by Section 5(c), until [REDACTED: COMMERCIALLY SENSITIVE INFORMATION] (the “Lock-Up Expiration Date”), none of IQ or any of its Affiliates shall, directly or indirectly, assign, sell, transfer, offer, contract to sell, accept an offer to purchase, gift, pledge, encumber, hypothecate, provide a security interest in respect of, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, whether by actual disposition or effective economic disposition pursuant to any swap or other arrangement that transfers to another, in whole or in part, any interest in, or economic consequences of ownership of any of the Locked-Up Shares owned, directly or indirectly, by IQ (a “Transfer”).

19

(b)	Following the Lock-Up Expiration Date and except as expressly permitted by Section 5(c), none of IQ or any of its Affiliates shall knowingly Transfer any Locked-Up Shares to a Sanctioned Person; provided that any Transfer that takes place through the facilities of a stock exchange on which the Common Shares are listed or through a transaction facilitated by a broker-dealer without disclosure being made to IQ of the purchaser of such securities, shall not constitute a breach of this Section (b).

(c)	The restrictions and limitations contained in Section 5(a) shall not apply to:

(i)	any Transfer in favour of any of Affiliate of IQ, provided that any such transferee shall, prior to any such Transfer, agree to be bound by, and comply with, all of the obligations, covenants, provisions, and terms of this Agreement that are applicable to IQ, and shall deliver to NMG a duly executed undertaking to such effect in form and substance satisfactory to NMG, acting reasonably, or an agreement that NMG believes, acting reasonably, is substantially conformed with the terms of this Agreement, mutatis mutandis;

(ii)	any Transfer pursuant to a bona fide third party “take-over bid” (as defined in NI 62-104); including pursuant to any lock-up, support or similar agreement; provided that such take-over bid is made in compliance with section 2.8 of NI 62-104 and that in the event that the take-over bid is not completed, the Locked-Up Shares shall remain subject to the restrictions and limitations contained in Section 5(a);

(iii)	any Transfer pursuant to a “business combination” (as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) (in Québec, Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions)) involving NMG, including pursuant to any lock-up, support or similar agreement; provided that in the event that the business combination is not completed, the Locked-Up Shares shall remain subject to the restrictions and limitations contained in Section 5(a);

(iv)	any Transfer to a nominee, a custodian (including a trust) or an intermediary where there is no change in ownership;

(v)	any Transfer in connection with IQ pledging or hypothecating any Locked-Up Shares in favour of a Lender as security for a bona fide loan; provided that the Locked-Up Shares will remain subject to the restrictions and limitations contained in Section 5(a); and

20

(vi)	any other Transfer of any securities pursuant to the exercise of any right pursuant to this Agreement, the Subscription Agreement, the Registration Rights Agreement or the Warrant Certificate.

6.	Other Covenants of NMG

(a)	For so long as IQ meets the [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold:

(i)	NMG covenants and agrees [REDACTED: COMMERCIALLY SENSITIVE INFORMATION];

(ii)	NMG covenants and agrees not to transfer all or substantially all of its assets outside of the Province of Québec;

(iii)	NMG covenants and agrees that it shall not take or permit to be taken any actions to indirectly effect what this Section 6(a) prohibits NGM from doing or effecting directly; and

(iv)	NMG covenants and agrees not to grant pursuant to its stock option plan options to acquire Common Shares representing more than 10% of the issued and outstanding Common Shares at any time.

(b)	NMG shall maintain listing of the Common Shares on the TSXV or the TSX, as the case may be, and the NYSE (collectively with the TSXV or the TSX, as the case may be, the “Exchanges”, and individually, an “Exchange”), or another securities or stock exchange approved in advance by IQ, and shall not de-list or resolve to de-list the Common Shares from either Exchange without the prior written consent of IQ, which consent may be withheld in IQ’s sole and absolute discretion, unless such de-listing results from a take-over bid or a business combination or such de-listing results from the graduation from one of the Exchanges to another recognized securities or stock exchange, including, for the avoidance of doubt, any graduation from the TSXV to the TSX.

(c)	[REDACTED: COMMERCIALY SENSITIVE INFORMATION], and in connection with NMG carrying out its related responsibilities:

(i)	NMG shall cause its employees, Directors, officers, and to the best of its ability, any Person acting on its behalf, to comply, with applicable Anti-Corruption Laws;

(ii)	neither NMG, its subsidiaries, nor any of its or their employees, directors, officers, or to the knowledge of NMG, any Person acting on its behalf, shall:

21

(1)	give, promise to give, or offer to give, any payment, loan, gift, donation, or anything else of value (including a facilitation payment), directly or indirectly, whether in cash or in kind, to or for the benefit of, any Government Official or any other Person while knowing or having reason to know that all or a portion of such money or thing of value will be offered, given, or promised, directly or indirectly, to any such Government Official or to any other Person for the purpose of: (A) improperly influencing any action or decision of any Government Official in their official capacity, including a decision to fail to perform official functions, (B) inducing any Government Official or other Person to act in violation of their lawful duty, (C) securing any improper advantage, or (D) persuading any Government Official or other Person to use its influence with any Governmental Entity or any government-owned Person to effect or influence any act or decision of such Governmental Entity or government-owned Person; and

(2)	accept, receive, agree to accept or receive, or authorize the acceptance or receipt of any contribution, payment, gift, entertainment, money, anything of value, or other advantage in violation of applicable Anti-Corruption Laws; and

(iii)	NMG shall (and shall cause its subsidiaries to) maintain policies and procedures reasonably designed to ensure compliance with all applicable Anti-Corruption Laws, including records of payments to third parties (including, without limitation, agents, consultants, representatives and distributors) and Government Officials. As soon as practicable after the date of this Agreement, and in any event within 30 days after the date on which NMG adopts an anti-corruption compliance policy, NMG shall provide a copy of such policy to IQ, together with the resolutions of the Board or other relevant official document evidencing NMG’s adoption of such policy. Upon reasonable request, NMG agrees to provide responsive information to IQ concerning its compliance with Anti-Corruption Laws. NMG shall promptly notify IQ if NMG becomes aware of any material violation of Anti-Corruption Laws.

(d)	[REDACTED: COMMERCIALLY SENSITIVE INFORMATION], and in connection with NMG carrying out its related responsibilities:

(i)	NMG shall and shall cause its subsidiaries and its and their respective employees, directors, officers, and to the best of its ability, its and their respective agents, and any Person acting on its or their behalf, to comply with all applicable Sanctions;

22

(ii)	NMG shall as soon as practicable and no later than January 1, 2026 institute and maintain a risk-based compliance program commensurate with a company of NMG’s size and stage of development to ensure compliance with Sanctions by itself, its subsidiaries, and each of their respective directors, officers, and employees. The compliance program shall include risk-based policies, procedures, controls, training, monitoring, oversight and appropriate resourcing following guidance provided by any relevant Sanctions Authority. Within 30 days after the date on which NMG adopts such policy, NMG shall provide a copy of such policy to IQ, together with the resolutions of the Board or other relevant official document evidencing NMG’s adoption of such policy. Upon reasonable request, NMG agrees to provide responsive information to IQ concerning its compliance with Sanctions. NMG shall promptly notify IQ if NMG becomes aware of any material violation of Sanctions;

(iii)	NMG shall not, and shall cause its subsidiaries and its and their respective employees, directors or officers not to, conduct any business transaction or activity with a Sanctioned Person or Sanctioned Territory; and

(iv)	neither NMG, nor any of its subsidiaries or their respective directors, officers or employees: (i) shall be a Sanctioned Person; or (ii) to the best knowledge of NMG, shall act under the direction of, on behalf of or for the benefit of, a Sanctioned Person.

(e)	As of the date of this Agreement:

(i)	neither NMG, nor any of its subsidiaries, or its or their respective employees, directors or officers, conducts any business transaction or activity with a Sanctioned Person or Sanctioned Territory; and

(ii)	neither NMG, nor any of its subsidiaries or their respective directors, officers, or employees, nor any direct or, to the knowledge of NMG, indirect owner of one percent (1%) or more interest in NMG as of the date of this Agreement, or any direct or, to the knowledge of NMG, indirect owner that may acquire five percent (5%) or more interest in NMG after the date of this Agreement: (i) is a Sanctioned Person; or (ii) to the best knowledge of NMG, acts under the direction of, on behalf of, or for the benefit of a Sanctioned Person.

(f)	Sections 6(d)and 6(e) and this Section 6(f) shall not be interpreted or applied in relation to NMG to the extent that the representations made under Sections 6(d) and 6(e) and this Section 6(f) violate, or would result in a breach of the Foreign Extraterritorial Measures Act (Canada).

(g)	For so long as IQ is a shareholder of NMG, and in connection with NMG carrying out its related responsibilities:

(i)	NMG shall cause its employees, Directors, officers, and to the best of its ability, any Person acting on its behalf to comply with all applicable Anti-Money Laundering Laws; and

23

(ii)	NMG shall as soon as practicable and no later than January 1, 2026, institute and maintain policies and procedures commensurate with a company of NMG’s size and stage of development designed to ensure compliance with any applicable Anti-Money Laundering Laws by itself, its subsidiaries’ and each of their respective directors, officers, and employees.

(h)	NMG shall, and shall cause each of its subsidiaries to: (a) make and keep books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of NMG and such subsidiaries; and (b) devise and maintain a system of internal controls over financial reporting sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary: (A) to permit preparation of financial statements in conformity with IFRS or any other criteria applicable to such statements, and (B) to maintain accountability for assets.

(i)	Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, NMG and its subsidiaries agree to cooperate with any inquiry by Canadian Governmental Entities with respect to NMG’s business (or that of its subsidiaries) or any past or new investment NMG or its subsidiaries have received or undertaken, or receive or undertake, including by providing any information and documentary material lawfully required or requested by Canadian Governmental Entities, after due discussion with Canadian Governmental Entities. Without limiting the foregoing, following the conclusion of any applicable appeal or review process, NMG and its subsidiaries shall take any and all actions to comply with any valid order, writ, judgment, ruling, assessment, injunction, decree, stipulation, determination, undertaking, commitment, mitigation measure, agreement, or award entered by or with any Canadian Governmental Entity with respect to any such investment NMG or its subsidiaries have received or undertaken, or receive or undertake.

(j)	NMG and its subsidiaries shall promptly inform IQ of any such inquiry, and keep IQ reasonably informed regarding the existence of, and efforts to address and resolve, any action, investigation, review, or inquiry of any kind, including but not limited to formal, informal, written, or oral, involving NMG or its subsidiaries relating to any developments in any regulatory process resulting from such inquiry.

(k)	As applicable under relevant Law, NMG and its subsidiaries shall provide or cause to be provided commercially reasonable assurances or agreements as required by the applicable Minister under the Investment Canada Act, including entering into a mitigation agreement, letter of assurance, national security agreement, or other similar arrangement or agreement; provided however, that such assurance or agreement does not have a material adverse effect on NMG or its subsidiaries.

(l)	NMG represents and warrants that it and its subsidiaries have provided, and covenants to provide, to the best of its knowledge, truthful and complete information to Canadian Governmental Entities with respect to inquiries or requests that NMG or its subsidiaries have received or may receive, as applicable.

24

7.	General Provisions

(a)	Termination. Other than the provisions in Sections 7(b), 7(c), 7(d), 7(g), 7(h), 7(i), 7(j), 7(l), 7(m), 7(n) and 7(o) of this Agreement and this Section 7(a), this Agreement shall automatically terminate and neither Party shall have any further rights or obligations hereunder immediately upon IQ ceasing to meet the 5% Threshold. Notwithstanding the foregoing:

(i)	the Parties’ rights and obligations under Sections 6(c), 6(d), 6(e), 6(g), 6(h), 6(i), 6(j), 6(k) and 6(l) of this Agreement shall survive so long as IQ is a shareholder of NMG;

(ii)	Section 4(a)(ii) of this Agreement shall survive for the periods set forth therein; and

(iii)	the termination of this Agreement shall not affect any of the rights or liabilities of any Party in connection with any breach of this Agreement which may have occurred before IQ ceases to be a shareholder of NMG.

(b)	Amendment and Waiver. No amendment or waiver of any provision of this Agreement shall be binding on either Party unless consented to in writing by both Parties. No waiver by any Party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving. No waiver of any provision (or any breach thereof) of this Agreement shall constitute a waiver of any other provision (or any breach thereof), nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

(c)	Non-Assignment. Neither Party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other Party. Notwithstanding the foregoing, IQ may assign and transfer all of its rights, benefits, duties and obligations under this Agreement in their entirety, without the consent of NMG, to any Affiliate of IQ; provided that (A) any such assignee shall, prior to any such transfer, agree to be bound by, and comply with, all of the obligations, covenants, provisions, and terms of this Agreement that are applicable to IQ, and shall deliver to NMG a duly executed undertaking to such effect in form and substance satisfactory to NMG, acting reasonably, and (B) such assignment and transfer shall not release IQ from any accrued liability for its obligations under this Agreement.

(d)	Expenses. Except as otherwise expressly provided in this Agreement, each Party shall pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated herein, including the fees and expenses of legal counsel, financial advisors, accountants, consultants and other professional advisors.

25

(e)	Time of the Essence. Time shall be of the essence of this Agreement. Each of the parties hereto shall be in default by the mere lapse of time for performing its obligations hereunder, without the necessity of further notice or delay, as contemplated by article 1594 of the Civil Code of Québec.

(f)	Further Acts. Each Party shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party may reasonably require from time to time for the purpose of giving effect to this Agreement.

(g)	Successors and Assigns. This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the Parties and their respective successors and permitted assigns.

(h)	No Third Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(i)	Notices.

(i)	Any notice or other communication to be given hereunder shall be in writing and shall:

(1)	in the case of notice to IQ, be addressed to:

Investissement Québec

1001, boul. Robert-Bourassa, Bureau 1000
Montréal, Québec, H3B 4L4

Attention:	[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]
Email:	[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]

with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP
500 Grande-Allée Est, 9th Floor
Québec, Québec, G1R 2J7

Attention:	[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]
Email:	[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]

26

(2)	In the case of notice to NMG, shall be addressed to:

Nouveau Monde Graphite Inc.

481 rue Brassard
Saint-Michel-des-Saints, Québec

J0K 3B0

Attention:	[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]
Email:	[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]

Attention:	[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]
Email:	[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]

with a copy (which shall not constitute notice) to:

Stein Monast

70 rue Dalhousie, Suite 300

Québec, Québec

G1K 4B2

Attention:	[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]
Email:	[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]

and each notice or communication shall be personally delivered (including by courier service) to the addressee or sent by electronic transmission to the addressee, and (i) a notice or communication which is personally delivered shall, if delivered before 5:00 p.m. (in the jurisdiction of the recipient) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice or communication which is sent by electronic transmission shall, if sent on a Business Day before 5:00 p.m. (in the jurisdiction of the recipient), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent. Either Party hereto may at any time change its address for service from time to time by notice given in accordance with this Section 7(i) .

(j)	Governing Law. This Agreement shall be construed and governed by the laws of the Province of Québec and the federal laws of Canada applicable therein without regard to conflict of law principles that would result in the application of the laws of any other jurisdiction.

27

(k)	Filing & Disclosure. NMG and IQ shall cooperate with each other in order to file, disclose, or complete such other procedure applicable under the relevant applicable Laws and/or stock exchange rules in order to give full effect to the terms and conditions set forth in this Agreement. If any of the terms and conditions are not permitted under the said Laws and/or rules, then NMG and IQ shall discuss in good faith the necessary adjustments to achieve the similar effect to the terms and conditions set forth herein to the extent possible.

(l)	Public Notices/Press Releases. No Party shall (i) issue any press release or otherwise make public announcements or disclosures with respect to this Agreement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed), or (ii) make any regulatory filing with any Governmental Entity with respect thereto without prior consultation with the other Party; provided, however, that, this Section 7(l) shall be subject to each Party’s overriding obligation to make any disclosure or regulatory filing required under applicable Laws and the Party making such requisite disclosure or regulatory filing shall use all commercially reasonable efforts to give prior oral and written notice to the other Party and reasonable opportunity to review and comment on the requisite disclosure or regulatory filing before it is made; provided, further, that, except as required by applicable Laws, in no circumstances shall any such disclosure by, or regulatory filing of, NMG or any of its Affiliates, include the name of IQ or any related Person set forth in Section 7(i) without IQ’s prior written consent, in its sole discretion.

Notwithstanding anything contrary herein, the Corporation agrees that, following closing, IQ may publicly disclose the main parameters of the financial assistance granted to the Corporation, including, but not limited to, the name of the Corporation, its type of activities, its location, the nature and amount of the financial assistance provided for herein and the number of employees working for the Corporation.

(m)	Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any applicable Laws or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

(n)	Entire Agreement. This Agreement, the provisions contained in this Agreement, and the agreements and other documents to be delivered pursuant to, or in connection with, this Agreement or in connection with, constitute the entire agreement between the Parties with respect to the subject matter thereof and supersede all prior communications, proposals, representations and agreements, whether oral or written, with respect to the subject matter thereof. Nothing in this Section 7(n) limits or excludes any liability for fraud.

28

(o)	Counterparts. This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered (including by electronic means, e.g., DocuSign or Adobe Sign) and delivered via electronic mail (including pdf), or other transmission or method in any number of counterparts, with the same effect as if each Party had signed and delivered the same document, and all counterparts shall be construed together to be an original and shall constitute one and the same agreement.

[Remainder of page left intentionally blank. Signature page follows.]

29

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives effective as of the date first written above.

NOUVEAU MONDE GRAPHITE INC.

Per:
	Name:	Eric Desaulniers
	Title:	President and Chief Executive Officer

INVESTISSEMENT QUÉBEC

Per:
Name:
Title:

Per:
Name:
Title:

[Signature page to Investor Rights Agreement]